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Exhibit 12.1

Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Year Ended December 31,
$s in thousands	2016	2015	2014	2013	2012
Earnings (as defined):
Earnings before income taxes	$55,301	$46,855	$61,050	$50,147	$41,718
Fixed charges	17,517	23,556	10,732	856	900

Earnings	$72,818	$70,411	$71,782	$51,003	$42,618

Fixed charges (as defined):
Interest expense	$17,317	$23,370	$10,677	$828	$878
Estimated interest within rental expense	200	186	55	28	22

Fixed charges	$17,517	$23,556	$10,732	$856	$900

Ratio of earnings to fixed charges	4.2	3.0	6.7	59.6	47.3

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges (Unaudited)